SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                            Monaco Coach Corporation
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    60886R103
                                  (CUSIP Number)

                                  June 7, 2000
             (Date of Event Which Requires Filing of This Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,671,200 shares, which constitutes approximately 14.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 18,896,772 shares outstanding.

CUSIP No. 60886R103

1.   Name of Reporting Person:

     Wesley Guylay Capital Management, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power: 2,522,008 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 2,522,008 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,522,008

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  13.3%

12.  Type of Reporting Person: PN

--------------

(1)  Power is exercised by its general partner, Wesley Richard Guylay.

CUSIP No. 60886R103

1.   Name of Reporting Person:

     Wesley Guylay Capital Management III, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only

4.   Citizenship or Place of Organization: Texas

               5.   Sole Voting Power: 149,192 (1)
Number of
Shares
Beneficially   6.   Shared Voting Power: -0-
Owned By
Each
Reporting      7.   Sole Dispositive Power: 149,192 (1)
Person
With
               8.   Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     149,192

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                            / /

11.  Percent of Class Represented by Amount in Row (9):  0.8%

12.  Type of Reporting Person: PN

--------------

(1)  Power is exercised by its general partner, Wesley Richard Guylay.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 28, 2000 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of Monaco Coach Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

Reporting Persons

     WGCM

        The aggregate number of shares of the Stock that WGCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,522,008, which constitutes approximately 13.3% of the outstanding shares of the Stock.

     WGCM III

        The aggregate number of shares of the Stock that WGCM III owns beneficially, pursuant to Rule 13d-3 of the Act, is 149,192, which constitutes approximately 0.8% of the outstanding shares of the Stock.

Controlling Person

     Guylay

     Because of his position as general partner of WGCM and WGCM III, Guylay may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,671,200 shares of the Stock, which constitutes approximately 14.1% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

      (c)

Reporting Persons

     WGCM

        Acting through its general partner, WGCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 2,522,008 shares of the Stock.

     WGCM III

        Acting through its general partner, WGCM III has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 149,192 shares of the Stock.

Controlling Person

     Guylay

        As the general partner of WGCM and WGCM III, Guylay has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,671,200 shares of the Stock.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     DATED:     June 9, 2000


                            WESLEY GUYLAY CAPITAL MANAGEMENT, L.P.


                            By: /s/ Wesley Richard Guylay
                                 Wesley Richard Guylay,
                                 General Partner


                            WESLEY GUYLAY CAPITAL MANAGEMENT III, L.P.


                            By: /s/ Wesley Richard Guylay
                                 Wesley Richard Guylay,
                                 General Partner